Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

July 1, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Newspaper advertisement titled as "Notice of 42nd Annual General Meeting and e-Voting information"

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, please find enclosed copies of newspaper advertisement regarding notice of 42nd Annual General Meeting of the Company and e-voting information as published in Business Standard and Nava Telangana.

This is for your information.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

Kumar Randhir Singh
Digitally signed by Kumar Randhir Singh
Date: 2026.07.01 13:59:29 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer and Head-CSR

Encl: as above

LIKHITHA INFRASTRUCTURE LIMITED

LIKHITHA Fueling The Future

CIN: L35105TG1998PLC029911
Regd. Office: 8-3-323, 9th Floor, Vasavi's MPM Grand, Ameerpet 'X' roads, Yellareddyguda, Hyderabad, Telangana- 500073
Website: www.likhitha.co.in; E-mail ID: cs@likhitha.in,

Notice is hereby given that the **Extra Ordinary General Meeting (EGM)** of **Likhitha Infrastructure Limited** ('the Company') is scheduled to be held on **Wednesday, July 22, 2026 at 12:00 Noon (IST)** through Video Conference ('VC')/Other Audio-Visual Means ('OAVM') in compliance with the provisions of the Companies Act, 2013 ('the Act'), and Rules made thereunder, Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Obligations') read with Circulars issued by the Ministry of Corporate Affairs ("MCA Circulars") and Securities Exchange Board of India ("SEBI Circulars") to transact the business as set forth in the Notice of EGM, has been sent to all the members on their registered e-mail address registered with the Company/ Depository Participant.

Members can attend and participate in the EGM through VC/OAVM facility. The instructions for joining the EGM would be provided in the Notice of EGM. Members attending the meeting through VC/OAVM shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

The notice of EGM is also available on the Company's website **www.likhitha.co.in,** and on the website of stock exchanges **www.bseindia.com** and **www.nseindia.com** respectively and on the website of Bigshare Services Pvt Ltd at **https://ivote.bigshareonline.com.**

Pursuant to the provisions of Section 108 of the Act read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015, MCA Circulars and SEBI Circulars, the Company has engaged with Bigshare Services Pvt. Ltd for facilitating Remote e-voting as well as e-voting during the EGM to enable the Members to cast their votes electronically in respect of all the resolutions as set out in the Notice of EGM.

All members are informed that:

1. The Ordinary and the Special Business as setforth in the notice of EGM shall be transacted through voting by electronic means;
2. The remote e-voting shall commence on **Sunday, July 19, 2026, at 09.00 A.M. (IST)** and ends on **Tuesday, July 21, 2026, at 05.00 P.M. (IST);**
3. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the EGM is **Wednesday, July 15, 2026**;
4. Any person, who acquires shares of the Company and becomes a member of the Company after despatch of the notice of EGM and holds shares as on the cut-off date i.e., **Wednesday, July 15, 2026**, may obtain the login ID and password by sending a request at ivote@bigshareonline.com.
5. Members may note that:
   a) The remote e-voting module will be disabled by Big share Services Pvt Ltd after the above-mentioned date and time for e-voting and the remote e-voting will not be allowed beyond the specified period;
   b) Once the vote on a resolution is cast by the members, they will not be allowed to change it subsequently.
   c) The facility of e-voting system shall also be made available during the EGM on **Wednesday, July 22, 2026**. Those members present at the EGM through VC/OAVM, who have not cast their vote by remote e-voting and are otherwise not debarred from doing so, shall be eligible to vote through the e-voting system during the EGM on **Wednesday, July 22, 2026**.
   d) The members who have cast their vote by remote e-voting prior to the EGM, may attend the EGM but will not be entitled to cast their vote again; and
   e) A person whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date will be entitled to avail the facility of remote e-voting or e-voting system during the EGM on **Wednesday, July 22, 2026**.

To receive the soft copies of notice of EGM, instructions for remote e-voting and instructions for participating in the EGM, members who have not yet registered or updated their e-mail addresses are requested to register their e-mail address with their depository participant(s) with whom they are maintaining their demat accounts.

The Company has appointed M/s. VCAN & Associates, Practising Company Secretaries, Hyderabad as the Scrutinizer to scrutinize the remote e-voting and e-voting process during the EGM in a fair and transparent manner.

For detailed instructions pertaining to e-voting, members may please refer to the section 'Instructions for e-voting and e-voting during EGM' in the notice of EGM.

In case shareholders/ investor have any queries regarding e-voting, you may refer the Frequently Asked Questions ('FAQs') and i-vote e-voting module available at **https://ivote.bigshareonline.com,** under download section or you can email us to **https://ivote.bigshareonline.com.** Alternatively, the Members may also write an e-mail to the Company at **cs@likhitha.co.in** for any queries/ information.

For Likhitha Infrastructure Limited
Sd/-
Srinivasa Rao Gaddipati
Managing Director
DIN : 01710775

Date: June 30, 2026
Place : Hyderabad

GODREJ AGROVET

GODREJ AGROVET LIMITED

Registered Office: "Godrej One", 3rd Floor, Pirojshanagar, Eastern Express Highway, Vikhroli (East), Mumbai - 400079, Maharashtra
Tel.: +91 22 2519 4416; **Fax:** +91 22 2519 5124; **Website:** www.godrejagrovet.com; **Email:** gavlinvestors@godrejagrovet.com
Corporate Identity Number (CIN): L15410MH1991PLC135359

NOTICE TO THE SHAREHOLDERS FOR THIRTY-FIFTH ANNUAL GENERAL MEETING ("35TH AGM")

NOTICE is hereby given that the Thirty-Fifth Annual General Meeting ("35th AGM") of the Shareholders of **Godrej Agrovet Limited** ("the Company") will be held on **Wednesday, August 5, 2026 at 4.00 p.m. (IST)** through Video Conferencing ("VC") / Other Audio-Visual Means ("OAVM") to transact the business, as set out in the Notice of the AGM.

The Ministry of Corporate Affairs ("MCA") had, vide its various Circulars, including the latest General Circular No. 03/2025 dated September 22, 2025 (collectively referred to as "MCA Circulars"), permitted the holding of the Annual General Meeting ("AGM") through Video Conferencing ("VC") or Other Audio Visual Means ("OAVM"), without the physical presence of the Members at a common venue. In compliance with the provisions of the Companies Act, 2013 ("the Act"), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") and MCA Circulars, the 35th AGM of the Company will be conducted through VC / OAVM.

ELECTRONIC COPIES OF NOTICE OF AGM AND ANNUAL REPORT FOR THE FINANCIAL YEAR 2025-26:

In compliance with the provisions of the Act, the Rules framed thereunder, MCA Circulars and SEBI Listing Regulations, electronic copies of the Notice of the AGM and the Annual Report for the Financial Year 2025-26 will be sent to all the Shareholders whose e-mail addresses are registered with the Company / Depository Participant(s). The same will also be made available on the Company's website at www.godrejagrovet.com, on the websites of the Stock Exchanges where the Equity Shares of the Company are listed, i.e., BSE Limited (at www.bseindia.com) and National Stock Exchange of India Limited (at www.nseindia.com) and on the website of National Securities Depository Limited (NSDL) (at www.evoting.nsdl.com).

PARTICIPATION IN AGM THROUGH VC / OAVM:

Shareholders can attend and participate in the AGM through the VC / OAVM facility only [which is being availed by the Company from National Securities Depository Limited ("NSDL"), the details of which will be provided by the Company in the Notice of the AGM. The Shareholders attending through VC / OAVM shall be counted for the purpose of the quorum under Section 103 of the Companies Act, 2013.

MANNER OF REGISTERING / UPDATING E-MAIL ID:

The Shareholders who have still not registered their e-mail ID are requested to get their e-mail ID registered, as follows:

1. **Shareholders holding Shares in Physical Mode:** Shareholders holding shares in physical mode and who have not updated / registered their e-mail address are requested to update / register the same by sending duly filled and signed Form ISR-1 to the Registrar and Share Transfer Agent of the Company, viz., KFin Technologies Limited ("KFintech") (formerly known as "Kfin Technologies Private Limited") at einward.ris@kfintech.com, along with copy(ies) of the requisite document(s), if required, in support of the email address of the Shareholder. The said form is available on the Company's website at the weblink https://www.godrejagrovet.com/investors/compliance-and-corporate-governance/investor-service-request-formats.

   In case of any queries / difficulties in registering the e-mail address, Shareholders may write to the Company and/ or KFintech at einward.ris@kfintech.com / gavlinvestors@godrejagrovet.com
2. **Shareholders holding Shares in Dematerialized Mode:** Shareholders are requested to update / register their e-mail address with the relevant Depository Participant(s).

MANNER OF VOTING ON RESOLUTIONS PLACED BEFORE THE AGM:

The Company is providing remote e-voting facility ("remote e-voting") to all its Shareholders to cast their votes on all the resolutions set out in the Notice of the 35th AGM. Additionally, the Company is also providing the facility of voting through e-voting system during the AGM ("e-voting"). The manner of remote e-voting / e-voting for Shareholders holding shares in dematerialized mode, physical mode and for Shareholders who have not registered their e-mail addresses will be provided in detail, in the Notice of the AGM.

FINAL DIVIDEND AND BOOK CLOSURE:

The Board of Directors, at its Meeting held on April 30, 2026, has recommended a Final Dividend at the rate of 110% (One Hundred and Ten per cent) [i.e., Rs.11/- (Rupees Eleven Only) per Equity Share of Face Value of Rs.10/- (Rupees Ten Only)] for the Financial Year ended March 31, 2026, subject to the approval of the Shareholders at the 35th AGM.

The Register of Members and Share Transfer Books of the Company will remain closed from **Thursday, July 30, 2026** to **Tuesday, August 4, 2026 (both days inclusive)** for annual closing and determining the entitlement of the Shareholders to the Final Dividend for the Financial Year 2025-26. The Dividend, if approved at the 35th AGM, will be paid to the Shareholders whose names appear in the Register of Members of the Company as on **Wednesday, July 29, 2026** and in respect of shares held in dematerialized form, it will be paid to Shareholders whose names are furnished by National Securities Depository Limited ("NSDL") and Central Depository Services (India) Limited ("CDSL"), as the beneficial owners as on that date.

MANNER OF PAYMENT OF FINAL DIVIDEND, IF DECLARED AT THE AGM:

The Final Dividend, if approved by the Shareholders at the 35th AGM, will be paid electronically through various online transfer modes to those Shareholders who have updated their bank account details with the Company's Registrar and Share Transfer Agent / Depository Participants. For Shareholders who have not updated their Bank account details, Demand Drafts / Dividend Warrants will be sent to their registered addresses. To avoid delay in receiving Dividend and to receive the Dividend directly into the bank account on the payout date, the Shareholders are requested to update their Bank account details (e.g. name of the Bank and the branch, Bank account number, 9-digit MICR number, 11-digit IFS Code and the nature of account) along with a copy of cancelled cheque with the Shareholder's name to KFintech, in respect of shares held in physical form and to their Depository Participant in case of shares held in electronic form.

Pursuant to SEBI Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/655 dated November 3, 2021 read with SEBI Circular No. SEBI/HO/MIRSD/MIRSD-PoD-1/P/CIR/2023/35 dated March 16, 2023, the Shareholders holding shares in physical form are requested to send duly filled Form ISR-1 along with the requisite supporting documents at einward.ris@kfintech.com, for updating / registering their Bank account details with the Company. The said form is available on the Company's website at the weblink https://www.godrejagrovet.com/investors/compliance-and-corporate-governance/investor-service-request-formats.

TAX ON FINAL DIVIDEND, IF DECLARED AT THE 35th AGM:

Pursuant to Finance Act, 2020, dividend income will be taxable in the hands of Shareholders w.e.f. April 1, 2020 and the Company is required to deduct tax at source (TDS) from dividend paid to Shareholders at the prescribed rates. For the prescribed rates for various categories, the Shareholders are requested to refer to the Finance Act, 2020 (as amended). The Shareholders are requested to update their valid PAN with KFintech (in case of shares held in physical mode) and with Depositories (in case of shares held in demat mode).

Note: Pursuant to SEBI Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/655 dated November 3, 2021 read with SEBI Circular No. SEBI/HO/MIRSD/MIRSD-PoD-1/P/CIR/2023/35 dated March 16, 2023, the Shareholders holding shares in physical form are requested to send duly filled Form ISR-1 along with the requisite supporting documents at einward.ris@kfintech.com, for updating / registering their PAN details with the Company. The said form is available on the Company's website at the weblink https://www.godrejagrovet.com/investors/investor-information/investor-updates .

A Resident individual Shareholder with PAN and who is not liable to pay Income Tax can submit a yearly declaration in Form No. 15G/15H, to avail the benefit of non-deduction of tax at source. Shareholders are requested to note that in case their valid PAN is not registered, the tax will be deducted at a higher rate as per the provisions of the Income Tax Act and/or Rules framed thereunder.

Non-resident Shareholders can avail beneficial rates under tax treaty between India and their country of residence, subject to providing necessary documents, i.e., No Permanent Establishment, No business connection and Beneficial Ownership Declaration, Tax Residency Certificate, Form 10F and any other document which may be required to avail the tax treaty benefits source.

The weblink for submission of requisite forms and detailed instructions regarding the same shall be provided in the Notice of 35th AGM. The aforesaid declarations and documents are required to be submitted by the Shareholders **on or before Monday, August 3, 2026 by 11.59 p.m. (IST)** to KFintech. No communication on the tax determination / deduction received post **Monday, August 3, 2026** will be considered for payment of Final Dividend. No claim shall lie against the Company for such taxes deducted. In case of any queries / difficulties, Shareholders may write to KFintech at einward.ris@kfintech.com.

MATTERS RELATED TO TDS RETURN AND CREDIT THEREOF:

Stock Broker(s), Custodian(s) or any other person(s) / entity(ies) holding Equity Shares of the Company as the Registered Owner(s), for and on behalf of the Beneficial Owner(s) of the Company on the cut-off date for payment of Final Dividend (if declared), i.e., on Wednesday, July 29, 2026, is / are requested to provide the details of the Beneficial Owner(s) of the Equity Shares on or before Monday, August 3, 2026, in the below format, to enable the Company to ensure / make suitable arrangements, to provide TDS credit to the actual beneficiary:

SR. NO.	PARTICULARS OF THE REGISTERED OWNER						PARTICULARS OF THE BENEFICIAL OWNER			
	NAME OF THE REGISTERED OWNER	DP-ID	CLIENT-ID/FOLIO-NO.	NO. OF SHARES	CATEGORY - INDIVIDUAL / FIRM /TRUST/ CO/FPI/NRI ETC.	PAN	NAME OF THE BENEFICIAL OWNER	ADDRESS OF THE BENEFICIAL OWNER	CATEGORY - INDIVIDUAL / FIRM /TRUST/ CO/FPI/NRI ETC.	PAN

TAX DEDUCTED AT SOURCE (TDS) CERTIFICATE IN RESPECT OF FINAL DIVIDEND DECLARED AT THE PREVIOUS AGM:

The Certificates with respect to TDS on Final Dividend paid by the Company for the Financial Year 2024-25, as declared by the Shareholders at the previous 34th AGM held on August 6, 2025 (payment made during the Financial Year 2025-26 and pertaining to the Assessment Year 2026-27), are available for the concerned Shareholders to download from the Company's website at the weblink https://tds-certificates.godrejagrovet.com/, through a simple and secure OTP-based downloading process. In case of any doubt / query / difficulty, the concerned Shareholder(s) may please write to us at gavlinvestors@godrejagrove.com.

For Godrej Agrovet Limited
Sd/-
Vivek Raizada
Head - Legal & Company Secretary & Compliance Officer
(ACS 11787)

Date: June 30, 2026
Place: Mumbai

SHREE VASU LOGISTICS LIMITED

CIN: L51109CT2007PLC020232
Registered Office: Unit No.-6, New Office Building Near Ring Road No.4, Tendua IID, Tendua, Dharsiwa,Raipur 492099 (C.G). Ph: 7000681501,
E-mail:cs@logisticpark.biz, Website:www.shreevasulogistics.com

CORRIGENDUM TO THE POSTAL BALLOT NOTICE DATED MAY 21, 2026 DISPATCHED TO MEMBERS ON JUNE 19, 2026

The Members of Shree Vasu Logistics Limited ("Company") are hereby informed that the Company had issued the Postal Ballot Notice dated May 21, 2026 ("Postal Ballot Notice") and the same was dispatched to the Members on June 19, 2026 for seeking approval of the Members through remote e-voting in respect of the resolutions set out therein.

This Corrigendum ("Corrigendum") is being issued in continuation of and shall form an integral part of the Postal Ballot Notice read together with the Explanatory Statement thereto. The Members are requested to note that due to an inadvertent typographical error in Item No. 7 of the Postal Ballot Notice titled **"TO APPROVE PAYMENT OF REMUNERATION TO MR. NITISH AGRAWAL (DIN: 10381069), NON-EXECUTIVE DIRECTOR",** the remuneration of Mr. Nitish Agrawal was incorrectly stated as Rs. 3,60,000/- (Rupees Three lakh Sixty Thousand only) per annum.

The correct remuneration payable to Mr. Nitish Agrawal is Rs. 36,00,000 (Rupees Thirty-Six Lakhs only) per annum. Accordingly, wherever the remuneration of Rs. 3,60,000 per annum appears in Item No. 7 of the Postal Ballot Notice, the same shall be read as Rs. 36,00,000 (Rupees Thirty-Six Lakhs only) per annum.

The Members are further informed that Item No. 7 of the Postal Ballot Notice shall be read as under:

7. TO APPROVE PAYMENT OF REMUNERATION TO MR. NITISH AGRAWAL (10381069), NON - EXECUTIVE DIRECTOR:

To consider, and, if thought fit, to pass, with or without modification(s), the following resolution as SPECIAL RESOLUTION:

"RESOLVED THAT pursuant to the provisions of Sections 197, 198 and other applicable provisions, if any, of the Companies Act, 2013 ("the Act"), read with Schedule V thereto and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, Regulation 17(6)(ca) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015['Listing Regulations'], as amended from time to time (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), and in accordance with the recommendation of the Nomination and Remuneration Committee and the Board of Directors, the Articles of Association and the Remuneration Policy of the Company, consent of the members be and is hereby accorded for payment of remuneration to the tune of Rs. 36,00,000/- (Rupees Thirty Six lakh only) per annum to Mr. Nitish Agrawal (DIN: 10381069), Non-Executive Director of the Company, for a period of 3 (Three) years w.e.f. April 1, 2026, in excess of fifty per cent of the total annual remuneration payable to all non-executive directors of the Company."

"RESOLVED FURTHER THAT in the event of loss or in adequacy of profits in any financial year, Mr. Nitish Agrawal (DIN: 10381069), Non-Executive Director of the Company shall be entitled to receive remuneration by way of commission upto the limit as approved by the members herein above, as minimum remuneration."

"RESOLVED FURTHER THAT the Board of Directors (including any Committee thereof) be and is hereby authorized to alter, vary and modify any of the terms and conditions of the said remuneration, within the limits prescribed under applicable laws, including the Companies Act, 2013 and Listing Regulations, subject to such approvals, if any, as may be required."

"RESOLVED FURTHER THAT the Board of Directors be and is hereby authorized to do all such acts, deeds, matters and things as may be necessary or expedient to give effect to this resolution."

All other contents of the Postal Ballot Notice save and except as clarified or modified by this Corrigendum, shall remain unchanged. The Members are requested to take note of the same. This Corrigendum shall form an integral part of the Postal Ballot Notice together with the Explanatory Statement there of, which has already been circulated to the Members of the Company on June 19, 2026 and from the date hereof, the Postal Ballot Notice together with the Explanatory Statement thereto shall always be read in conjunction with this Corrigendum. Accordingly, all concerned shareholders, Stock Exchanges, Depositories, Registrar and Share Transfer Agent, Scrutinizer, or other agencies or other authorities and all other concerned persons are requested to take note of the above changes. A copy of this Corrigendum and the Postal Ballot Notice shall be available on the Company's website at www.shreevasulogistics.com websites of the Stock Exchanges i.e. www.nseindia.com and on the website of e-voting service provider i.e. Bigshare at https://ivote.bigshareonline.com. We would like to inform all those members, who have already casted their votes in the ongoing postal ballot i.e. after the start of e-Voting towards the postal ballot but prior to receiving this corrigendum dated June 30, 2026, and if they wish to modify their votes in light of the information provided in the corrigendum, they can do so by writing an email to the scrutinizer at the following email address info@mehta-mehta.comon or before 5.00 P.M. (IST) Sunday, July 19, 2026. The scrutinizer will ensure that any modifications to the votes are duly recorded and taken into consideration while preparing their report.

By Order of the Board of Directors
For Shree Vasu Logistics Limited
Sd/- Monali Makhija
Company Secretary & Compliance Officer
ACS: A71644

Date : 30.06.2026
Place : Raipur

Dr.Reddy's

NOTICE OF THE 42nd AGM AND E-VOTING INFORMATION

NOTICE is hereby given that the 42nd Annual General Meeting ('AGM') of Dr. Reddy's Laboratories Limited ('the Company') is scheduled to be held on Thursday, July 23, 2026 at 11.00 AM (IST) through Video Conferencing(VC) /Other Audio Visual Means (OAVM) in compliance with the provisions of the Companies Act, 2013 (" the Act") and Rules made thereunder, the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations") read with Circular nos. 20/2020, 14/2020, 17/2020, 02/2021, 02/2022, 10/2022, 09/2023, 09/2024, the latest being 03/2025 dated September 22, 2025 issued by Ministry of Corporate affairs and circular no. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by Securities and Exchange Board of India ('SEBI') and other applicable circulars issued in this regard, (hereinafter collectively referred to as "the Circulars"), to transact the business that will be set forth in the Notice of 42nd AGM.

In accordance with the aforesaid Circulars, the Notice of 42nd AGM and Company's Integrated Annual Report for the financial year 2025-26, has been sent on Tuesday June 30,2026 to all the members whose e-mail addresses are registered with the company/ depository participant(s). The Company shall send a physical copy of the Integrated Annual Report to those Members who request for the same at shares@drreddys.com mentioning their Folio no./DP ID and Client ID. The Company, in accordance with the Regulation 36(1)(b) of the SEBI Listing Regulations, is also sending a letter to the Members whose email addresses are not registered, providing the web-link and QR Code where the Annual Report is uploaded on website.

The Integrated annual report along with the Notice of 42nd AGM is also available on the Company's website at https://www.drreddys.com/investor#reports-and-filing#annual-report, website of the NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com.

Members holding shares in physical mode and who have not updated their email addresses with the Company are requested to update the same by writing at shares@drreddys.com. Members holding shares in dematerialized mode are requested to register/update their email addresses with their respective DPs.

Members can attend and participate in the AGM through the VC/ OAVM facility only and their attendance shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 20l3. The instructions for joining the AGM are provided in the Notice of the 42nd AGM.

Instructions for remote e-Voting before and during the AGM:

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and Regulation 44 of the SEBI Listing Regulations, the Company is pleased to provide e-voting facility to members to cast their vote on all the resolutions set forth in the Notice convening the 42nd AGM. The members may cast their vote electronically through electronic voting system (remote e-voting) of National Securities Depository Limited (NSDL).

All members are informed that:

1. The Ordinary and the Special Business as stated in the notice of 42nd AGM shall be transacted through voting by electronic means;
2. The cut-off date for determining the eligibility to vote by remote e-voting or by e-voting system at the AGM is Thursday, July 16, 2026, a person whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date will be entitled to avail the facility of remote e-voting or e-voting during the AGM on July 23, 2026.
3. The remote e-voting shall commence on Sunday, July 19, 2026, 9.00 AM (IST) and end on Wednesday, July 22, 2026, 5.00 PM (IST);
4. The remote e-voting module will be disabled by NSDL after the above-mentioned date and time for voting, and the remote e-voting will not be allowed beyond the specified period;
5. The facility of e-voting shall also be made available during the 42nd AGM on July 23, 2026. Those members present at the AGM through VC/ OAVM, who have not cast their vote by remote e-voting and are otherwise not debarred from doing so, shall be eligible to vote through the e-voting system during the AGM on Thursday, July 23, 2026;
6. Once the vote on a resolution is cast by the members, they will not be allowed to change it subsequently;
7. The members who have cast their vote by remote e-voting prior to the AGM, may attend the AGM but will not be entitled to cast their vote again; and
8. Any person, who acquires shares of the Company and becomes a member of the Company after despatch of the Notice of 42nd AGM and holds shares as on the cut-off date i.e. Thursday, July 16, 2026, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting, then his existing user ID and password can be used for casting vote. A member can also use the One Time Password (OTP) based login for casting their vote on the NSDL e-voting system; and
9. Instructions for participating in the 42nd AGM and the procedure for remote e-voting by members holding shares in demat mode, physical mode and/or for members who have not registered their e-mail addresses, is provided in the Notice of 42nd AGM. The details are also available on the website of the Company at www.drreddys.com.
10. Members who have not yet registered or updated their e-mail addresses are requested to register their e-mail address on https://www.drreddys.com/investor#investor-services#shareholder-information or with their depository participant or send their consent at shares@drreddys.com along with their Folio No./ DP id, Client id and valid e-mail address for registration.

The Company has appointed Mr. Atul Mehta (Membership No. F5782 and COP No. 2486), failing him, Mr. Teja Bathineedi (Membership No. A68920 and COP No. 26831) Partner, M/s Mehta & Mehta, Company Secretaries as the Scrutinizer to scrutinize the remote e-voting prior to the AGM and e-voting process during the AGM in a fair and transparent manner.

The results will be declared within 2 working days of the conclusion of the Meeting within the time stipulated under the applicable law. The results declared along with the Scrutinizer's Report will be filed with BSE and NSE, uploaded on the website of the Company at www.drreddys.com.

In case of queries or grievances pertaining to e-voting procedure, members may refer the Frequently Asked Questions (FAQs) for members and e-voting user manual for members available at the 'Downloads' section of www.evoting.nsdl.com or may contact Mr. Amit Vishal, Deputy Vice President or Ms. Pallavi Mhatre, Senior Manager, National Securities Depository Limited, Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013, at the designated e-mail addresses: evoting@nsdl.co.in or amitv@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. +91-22-48867000 and +91-22-24997000 who will also address the queries or grievances connected with the voting by electronic means and provide technical assistance for AGM participation. Members may also write to the Company at shares@drreddys.com.

For **Dr. Reddy's Laboratories Ltd.**
Sd/-
K Randhir Singh
Company Secretary, Compliance Officer and Head - CSR
Membership Number FCS-6621

Place : Hyderabad
Date : 30-06-2026

DR. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

मध्यप्रदेश ऊर्जा विकास निगम लिमिटेड

(म.प्र. शासन का उपक्रम)
"ऊर्जा भवन" मुख्य मार्ग क्र.-02, शिवाजी नगर, भोपाल (म.प्र.)
दूरभाष : (0755) 2553595, 2556566
क्र.-F-1/0027/2024/ADMIN/MPUVN/1158 **भोपाल, दिनांक : 25.06.2026**

विज्ञप्ति

मध्यप्रदेश ऊर्जा विकास निगम लिमिटेड में मुख्य अभियंता, अधीक्षण यंत्री, कार्यपालन यंत्री, सहायक लेखाधिकारी एवं कनिष्ठ लेखाधिकारी के पद पर, भारत सरकार, अन्य राज्य से तथा म.प्र. शासन के विभागों/मंडलों/निगमों में कार्यरत अधिकारियों/कर्मचारियों की प्रतिनियुक्ति के आधार पर पदस्थापना हेतु आवेदन MP online के माध्यम से **iforms.mponline.gov.in** वेबसाइट पर ऑनलाइन आमंत्रित किये जावेंगे। पत्र निर्धारित प्रपत्र में उचित माध्यम से जिसकी **अंतिम तिथि 31.07.2026** कार्यालयीन समय तक है। विस्तृत विवरण निगम की वेबसाइट **https://www.mpuvn.mp.gov.in** एवं MP online की **iforms.mponline.gov.in** वेबसाइट पर उपलब्ध है। **प्रबंध संचालक, म.प्र. ऊर्जा विकास निगम लिमिटेड को** विज्ञापन, निरस्त/संशोधन करने एवं उल्लेखित शर्तों में संशोधन करने का पूर्ण अधिकार होगा।

म.प्र. माध्यम/126603/2026 **प्रबंध संचालक**

Aadhar Housing Finance Ltd.

(CIN: L66010KA1990PLC011409)
Reg. Office: 2nd floor, No. 3, J. V. T. Towers, 8th A Main Road, S. R. Nagar, Bengaluru, Karnataka 560027. Toll free no.: 1800 268 4040,
Email: customercare@aadharhousing.com Website: https://aadharhousing.com

Aadhar Housing Finance Ltd — GHAR BANEGA, TOH DESH BANEGA.

INFORMATION REGARDING THE 36th (THIRTY SIXTH) ANNUAL GENERAL MEETING OF AADHAR HOUSING FINANCE LIMITED

1. The 36th (Thirty Sixth) Annual General Meeting ("AGM/ Meeting") of the Members of Aadhar Housing Finance Limited ("the Company / your Company") will be held on Thursday, 6th August, 2026 at 03:00 p.m. (Indian Standard Time) through Video Conferencing ("VC") or other Audio Visual Means ("OAVM"), in compliance with all the applicable provisions of the Companies Act, 2013 and the Rules made thereunder read with Ministry of Corporate Affairs ("MCA") General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 5, 2020 and subsequent circulars issued in this regard, the latest being General Circular No. 03/2025 dated September 22, 2025 ("MCA Circulars") read with the Circular issued by Securities and Exchange Board of India ("SEBI") as amended from time to time (collectively referred to as "relevant Circulars"), to transact the businesses as set out in the Notice calling the AGM. Members participating through the VC / OAVM facility shall be reckoned for the purpose of quorum under Section 103 of the Companies Act, 2013.
2. In compliance with the relevant Circulars, the Notice of AGM along with the Annual Report for the financial year 2025-26, will be sent to all the Members of the Company whose email address(es) are registered with the Company / Depository Participants ('DP'). The aforesaid documents will also be available on the website of the Company at **https://aadharhousing.com/investor-relations/annual-reports,** website of Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at **www.bseindia.com & www.nseindia.com** respectively, and on the website of National Securities Depository Limited ('NSDL') at **www.evoting.nsdl.com.** Additionally, in accordance with Regulation 36(1)(b) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company will be sending letters to shareholders whose e-mail addresses are not registered with Company/ its Registrar and Transfer Agent/DP providing the weblink of Company's website where the Annual Report for FY 2025-26 can be accessed.
3. **Manner of registering / updating email address(es):**
   a) Members holding shares in physical mode - who have not registered / updated their email address(es) with the Company, are requested to register/ update their email address and other KYC details, by sending request at **einward.ris@kfintech.com** along with Form ISR-1 and other relevant forms and documents. The format of Form ISR-1 is available on the website of KFinTech at **https://ris.kfintech.com/clientservices/isc/isrforms.aspx.**
   b) Members holding shares in dematerialised mode - who have not registered their e-mail address(es) with their Depository Participant(s) are requested to register/update their email address(es) with the Depository Participant(s) with whom they maintain their demat accounts.
4. **Manner of casting vote through e-voting:** Members can cast their vote(s) on the businesses as set out in the Notice of the AGM through electronic voting system. The manner of voting remotely ("remote e-Voting") by Members holding shares in dematerialized mode, physical mode and for Members who have not registered their email address(es) shall be provided in the Notice of the AGM. The facility for voting through electronic voting system will also be made available at the AGM and Members attending the AGM who have not cast their vote by remote e-Voting will be able to vote through e-Voting system during the AGM.
5. Members will be provided with a facility to attend the AGM through VC/OAVM through the NSDL e-Voting system. After successful login, members can see link of VC/OAVM placed under "Join meeting" menu against the Company name. Members are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in the notice.
6. Members are requested to carefully read all the Notes set out in the Notice of AGM and in particular, instructions for joining the AGM, manner of casting vote through remote e-Voting or through e-Voting system during the AGM.

For AADHAR HOUSING FINANCE LIMITED
Sd/-
Harshada Pathak
Company Secretary and Compliance Officer
ACS: 19534

Place: Mumbai
Date : 30th June, 2026

Enduring Value

ITC Limited

CIN: L16005WB1910PLC001985
Registered Office: Virginia House, 37 Jawaharlal Nehru Road, Kolkata 700 071
Tel: +91 33 2288 9371 • Fax: +91 33 2288 2358 • E-mail: isc@itc.in
Website: www.itcportal.com

NOTICE is hereby given that despatch of the Notice of the 115th Annual General Meeting ('AGM') of the Company convened for Thursday, 23rd July, 2026 and the Report and Accounts for the financial year ended 31st March, 2026 to the Members has been completed.

The AGM Notice and the Report and Accounts 2026 are available on the Company's corporate website **www.itcportal.com** under the section 'Investor Relations' and on the websites of National Stock Exchange of India Limited (NSE - **www.nseindia.com**) and BSE Limited (BSE - **www.bseindia.com**), where the Company's shares are listed. The AGM Notice is also available on the e-voting website of National Securities Depository Limited (NSDL - **www.evoting.nsdl.com**).

In accordance with the regulatory requirements, the Resolutions for consideration at the 115th AGM will be transacted through remote e-voting (i.e., facility to cast vote prior to the AGM) and also e-voting during the AGM, for which purpose the Company has engaged the services of NSDL. Detailed instructions for e-voting are annexed to the AGM Notice. Only those Members whose names appear in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on the **cut-off date i.e. Thursday, 16th July, 2026** will be entitled to cast their votes by remote e-voting or e-voting during the AGM. Those who are not Members on the cut-off date should accordingly treat the AGM Notice as for information purposes only.

Remote e-voting will commence at 9.00 a.m. (IST) on Sunday, 19th July, 2026 and will end at 5.00 p.m. (IST) on Wednesday, 22nd July, 2026, when remote e-voting will be blocked by NSDL. Members who cast their votes by remote e-voting may attend the AGM but will not be entitled to cast their votes again.

Persons who become Members of the Company after sending the AGM Notice but on or before the **cut-off date**, including Members holding shares in certificate form and Non-Individual Members, may write to NSDL at **evoting@nsdl.com** or to the Company at **isc@itc.in** requesting for user ID and password for e-voting.

In case of any query / grievance in respect of any of the matters referred to above, Members may contact:

(a) Mr. Amit Vishal, Deputy Vice President, National Securities Depository Limited, 301, Naman Chambers, 3rd Floor, Plot No. C-32, Block G, Bandra Kurla Complex, Bandra (E), Mumbai 400 051 at telephone no. **022-4886 7000** or at e-mail ID **AmitV@nsdl.com**;

(b) Mr. T. K. Ghosal, Head - Investor Service Centre, ITC Limited, 37 Jawaharlal Nehru Road, Kolkata 700 071 at telephone nos. **1800-345-8152 (toll free)** or **033-2288 6426 / 0034** or at e-mail ID **tunal.ghosal@itc.in** . Members may also send their queries at **isc@itc.in** .

ITC Limited
R. K. Singhi
Executive Vice President &
Company Secretary

Dated: 30th June, 2026

నవతెలంగాణ

బుధవారం 1 జులై 2026

మంత్రి ధర్మేంద్ర ప్రధాన్, బీజేపీ వైరస్‌కు
మేమే యాంటీ వైరస్

బీజేపీ జాతీయ అధ్యక్షుడు నితిన్ నబిన్ వ్యాఖ్యలకు సీజేపీ నేత స్ట్రాంగ్ కౌంటర్

2015 నుంచి 150కి పైగా ప్రశ్నాపత్రాల లీకేజీలు
తాజాగా జైపూర్ పారామెడికల్ పరీక్ష పేపర్ లీక్
స్వేచ్ఛగా తిరుగుతున్న మాఫియా

నవతెలంగాణ-న్యూఢిల్లీ బ్యూరో

మన విద్యా వ్యవస్థను కుళ్లి పోయేలా చేస్తున్న మంత్రి ధర్మేంద్ర ప్రధాన్, బీజేపీ అనే వైరస్‌కు మేమే యాంటీ-వైరస్ అని సీజేపీ వ్యవస్థాపకుడు అభిజీత్ దీప్కే స్ట్రాంగ్ కౌంటర్ ఇచ్చారు. సీజేపీని వైరస్‌తో పోల్చిన బీజేపీ జాతీయ అధ్యక్షుడు నితిన్ నబిన్ వ్యాఖ్యలపై ఆయన మండిపడ్డారు. నీట్ పేపర్ లీక్, సీబీఎస్ఈ పరీక్షలో అవకతవకలు వంటి విద్యా వైఫల్యాలకు జవాబుదారీతనం వహిస్తూ కేంద్ర విద్యాశాఖ మంత్రి ధర్మేంద్ర ప్రధాన్ రాజీనామా చేయాలని డిమాండ్ చేస్తూ కాక్రోచ్ జనతా పార్టీ (సీజేపీ) ఆధ్వర్యంలో కొనసాగుతున్న విద్యార్థి-యువజన ఉద్యమం మంగళవారం నాటికి 11వ రోజుకు చేరుకుంది. పర్యావరణ కార్యకర్త, విద్యావేత్త సోనమ్ వాంగ్‌చుక్ చేస్తున్న నిరవధిక నిరాహార దీక్ష మూడో రోజు కొనసాగింది. సోనమ్ వాంగ్‌చుక్‌కు వైద్యులు నితిన్ దిఘే పరీక్షలు నిర్వహించి, ఆయన ఆరోగ్య వివరాలను వెల్లడించారు. రక్తపోటు (బీపీ) 117/60, ఆక్సిజన్ స్థాయి 96, నాడి వేగం (పల్స్ రేట్) 92, చక్కెర స్థాయి 66కు పడిపోయాయని తెలిపారు. ఢిల్లీలో ప్రస్తుతం ఉన్న వేడిని దృష్టిలో ఉంచుకుని, ఆయనకు అదనపు జాగ్రత్తలు అవసరమని సూచించారు. అనంతరం జంతర్ మంతర్ వద్ద సీజేపీ నేత అభిజీత్ దీప్కే మాట్లాడుతూ నీట్ పరీక్షా ప్రతాల లీకేజీలో అవకతవకలకు బాధ్యత వహిస్తూ మంత్రి ధర్మేంద్ర ప్రధాన్ రాజీనామా చేయాలని డిమాండ్ చేస్తూ ఆందోళన సాగిస్తున్న సీజేపీకి ఆది నుంచి బీజేపీ కార్యకర్తలు అడ్డంకులు సృష్టిస్తున్నారని అన్నారు. ''ఢిల్లీ పోలీసులు వారిపై ఎలాంటి చర్య తీసుకోరు. కానీ మా వాలంటీర్ల ఇండ్లకు వెళ్లి వారిని బెదిరిస్తున్నారు. ఈ నిరసనను అడ్డుకోవడానికి ఢిల్లీ పోలీసులు బీజేపీతో కలిసి పని చేస్తున్నారనడానికి ఇదే స్పష్టమైన రుజువు" అని దీప్కే తెలిపారు. తాజాగా మహారాష్ట్ర, రాజస్థాన్‌లో జరిగిన పేపర్ లీక్‌లను ఆయన ప్రస్తావించారు. "ప్రధాని పేపర్ లీక్‌లను పట్టించుకోవడం లేదని అనిపిస్తోంది. ఆయన ప్రపంచ పర్యటనలు, ప్రతిపక్ష పార్టీలను విచ్ఛిన్నం చేయడం వంటి ముఖ్యమైన విషయాలలో నిమగ్నమై ఉన్నారు" అని దీప్కే ఎద్దేవా చేశారు. రోజురోజుకూ దేశంలోని వివిధ ప్రాంతాల నుంచి ఎక్కువ మంది ఇక్కడకు వస్తున్నారని అన్నారు. కేంద్ర మంత్రివర్గ పునర్వ్యవస్థీకరణ జరగనుందనే వార్తలు వస్తున్నందున, ప్రభుత్వం ఏం నిర్ణయం తీసుకుంటుందో తాము వేచి చూస్తున్నామని చెప్పారు. ఆ ప్రకటన వెలువడిన తరువాత, తదుపరి కార్యాచరణను నిర్ణయిస్తామని తెలిపారు

ఉద్యమంలో యువత పాల్గొనాలి :అశుతోష్ రాంకా

ఈ ఉద్యమం ఇకపై కేవలం నీట్‌కు మాత్రమే పరిమితం కాదని పేర్కొంటూ, తల్లిదండ్రులు, యువత అందరూ ఉద్యమంలో పాల్గొనాలని సీజేపీ జాతీయ సమన్వయకర్త అశుతోష్ రాంకా విజ్ఞప్తి చేశారు. సోమవారం జైపూర్‌లో జరిగిన పారామెడికల్ ప్రవేశ పరీక్ష పేపర్ లీక్‌ను ఆయన ఉదహరించారు. "2015 నుంచి 150కి పైగా పరీక్షా పత్రాల లీకేజీలు జరిగాయి. గళం విప్పడానికి ఇదే సరైన సమయం. లేకపోతే రేపు మీ పరీక్షా పత్రం లేదా మీ ఉద్యోగం ప్రమాదంలో పడవచ్చు. ఎవరి పైనో ఉన్న భక్తి భావంతో నిరసనలో పాల్గొనకుండా మీ పిల్లలను అడ్డుకోవద్దు. అలా చేస్తే వారి భవిష్యత్తును ప్రమాదంలో పడేసినట్లవుతుంది" అని అన్నారు.

ఆరు వారాల నిరాహార దీక్ష...లేదా మరణమేః వాంగ్‌చుక్

ఆరు వారాల పాటు నిరాహార దీక్ష చేపడతానని, లేదంటే మరణమేనని పర్యావరణ కార్యకర్త సోనమ్ వాంగ్‌చుక్ అన్నారు. కానీ మనం అంత దూరం వెళ్లాల్సిన అవసరం రాదని ఆశిస్తున్నానని తెలిపారు. ప్రజాస్వామ్యంలో ప్రజా ప్రభుత్వం ప్రజల బాధలను విని, చర్యలు తీసుకుంటుందని ఆశాభావం వ్యక్తం చేశారు.

సంజయ్ జాజుకు ఎస్టీయూటీఎస్ శుభాకాంక్షలు

నవతెలంగాణ బ్యూరో - హైదరాబాద్

రాష్ట్ర ప్రభుత్వ ప్రధాన కార్యదర్శిగా నూతనంగా బాధ్యతలు స్వీకరించిన సంజయ్ జాజుకు స్టేట్ టీచర్స్ యూనియన్ తెలంగాణ స్టేట్ (ఎస్టీయూటీఎస్) శుభాకాంక్షలు తెలిపింది. ఈ మేరకు మంగళవారం యూనియన్ రాష్ట్ర అధ్యక్షులు జి. సదానందం గౌడ్, రాష్ట్ర ప్రధాన కార్యదర్శి జుట్టు గజేందర్, హెడ్‌క్వార్టర్స్ కార్యదర్శి వై. కరుణాకర్ రెడ్డి సంజయ్ జాజును మర్యాదపూర్వకంగా కలిసి అభినందించారు. ప్రభుత్వ పాఠశాలల అభివృద్ధి, ఉపాధ్యాయుల సంక్షేమం, విద్యా వ్యవస్థ మరింత బలోపేతానికి అవసరమైన కార్యక్రమాలకు ప్రభుత్వం ప్రాధాన్యత ఇవ్వాలని వారు ఈ సందర్భంగా కోరారు.